                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.           )*
                                               ----------


                                    DVI, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.005 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    252462106
                            ------------------------
                                 (CUSIP Number)


                                  May 28, 1998
                            ------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP NO. 252462106            13G



--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CIBC Trust Company (Bahamas) Limited, as Trustee of Settlement T-1740 Trusts #14, #27, #28, #29, #30, #31,
                       #32, #33, #34, #35 and #36

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bahamas

--------------------------------------------------------------------------------
                                    5      SOLE VOTING POWER

                                                    716,981
            NUMBER
                                ------------------------------------------------
          OF SHARES                 6      SHARED VOTING POWER

         BENEFICIALLY                               0

           OWNED BY             ------------------------------------------------
                                    7      SOLE DISPOSITIVE POWER
             EACH
                                                    716,981
          REPORTING
                                ------------------------------------------------
            PERSON                  8      SHARED DISPOSITIVE POWER

            WITH:                                   0

--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       716,981

--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES

              Excludes shares beneficially owned by CIBC Trust Company (Bahamas) Limited, as Trustee of Settlement T-551 (Settlement T-551-1 through Settlement T-551-7 and Settlement T-551-10 through Settlement T-551-12).

              See Item 4 below.                                          /X/

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

                       5.0%

--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON

                       OO

--------------------------------------------------------------------------------


                                Page 2 of 6 Pages

Item 1(a)         Name of Issuer
                  --------------
                  DVI, Inc., a Delaware corporation


Item 1(b)         Address of Issuer's Principal Executive Offices
                  -----------------------------------------------
                  500 Hyde Park
                  Doylestown, Pennsylvania  18901


Item 2(a)         Name of Person Filing
                  ---------------------
                  CIBC Trust Company (Bahamas) Limited, as Trustee of Settlement T-1740 Trusts #14, #27, #28, #29, #30, #31, #32, #33, #34, #35
                  and #36


Item 2(b)         Address of Principal Business Office or, if none, Residence
                  -----------------------------------------------------------
                  2nd Floor, CIBC Building
                  Shirley Street, Nassau Bahamas


Item 2(c)         Citizenship
                  -----------
                  Bahamas


Item 2(d)         Title of Class of Securities
                  ----------------------------
                  Common Stock, $.005 par value per share (the "Common Stock")


Item 2(e)         CUSIP Number
                  ------------
                  252462106


Item 3            If this Statement is Filed Pursuant to
                  Section 240.13d-1(b) or Section 240.13d-2(b) or (c)
                  ---------------------------------------------------
                  Not Applicable

                  If this Statement is Filed Pursuant to Section 240.13d-1(c),
                  check this box.                                            /X/
                  --------------

Item 4            Ownership
                  ---------
                  (a)      Amount Beneficially Owned as of May 28, 1998:

                           716,981 shares of Common Stock


                                Page 3 of 6 Pages

                  (b) The Reporting Person has been advised by the Issuer that the total number of shares of Common Stock issued and outstanding as of May 28, 1998 was 13,560,108.

                  (c) As of the date hereof, the Reporting Person may be deemed to beneficially own the 716,981 shares of Common Stock into which the Notes it holds may be converted or, to the best of its knowledge, approximately 5.0% of the issued and outstanding shares of Common Stock.

                  (d) As of the date hereof, CIBC Trust Company (Bahamas) Limited, in its capacity as Trustee of Settlement T-551 (Settlement T-551-1 through Settlement T-551-7 and Settlement T-551-10 through Settlement T-551-12), beneficially owned an aggregate of 1,823,739 shares of Common Stock, or approximately 13.4% of the issued and outstanding Common Stock. The Reporting Person hereby disclaims beneficial ownership of such shares and further disclaims membership in a "group" for any purpose, including, without limitation, Section 13(d) of the Securities Act of 1934, as amended.


Item 5            Ownership of Five Percent or Less of a Class
                  --------------------------------------------
                  Not Applicable


Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person
                  ------
                  Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                  -------
                  Not Applicable


Item 8            Identification and Classification
                  of Members of the Group
                  -----------------------
                  Not Applicable


Item 9            Notice of Dissolution of Group
                  ------------------------------
                  Not Applicable



                                Page 4 of 6 Pages

Item 10           Certification
                  -------------
                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 5 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  June 17, 1998


                                           CIBC TRUST COMPANY
                                           (BAHAMAS) LIMITED, AS
                                           TRUSTEE OF SETTLEMENT
                                           T-1740 TRUSTS #14, #27,
                                           #28, #29, #30, #31, #32,
                                           #33, #34, #35 and #36.



                                           By:    /s/ Carlis Chisholm
                                              ------------------------------
                                           Its:  Manager, Trust Department




                                Page 6 of 6 Pages